UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                            SCHEDULE 13G

        Information Statement Pursuant to Rules 13d-1 and 13d-2
               Under the Securities Exchange Act of 1934
                          (Amendment No. 3) *

                Eagle Growth & Income Opportunities Fund
                          (Name of Issuer)

                            Common Shares
                   (Title of Class of Securities)

                            26958J105
                         (CUSIP Number)

                            08/31/2018
        (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	[x]  Rule 13d-1(b)

	[_]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                            SCHEDULE 13G
                        CUSIP No.	26958J105

1	Names of Reporting Person:

	Raymond James & Associates, Inc.

2	Check the appropriate box if a member of a Group (see instructions)
	(a)  [ ]
	(b)  [ ]

3	Sec Use Only

4	Citizenship or Place of Organization

	Florida

Number of Shares Beneficially Owned by Each Reporting Person With:

5	Sole Voting Power

	0

6	Shared Voting Power

	0

7	Sole Dispositive Power

	1,441,412**

8	Shared Dispositive Power

	0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,441,412

10	Check box if the aggregate amount in row (9) excludes certain
	shares (See Instructions)[  ]

11	Percent of class represented by amount in row (9)

	22.61%

12	Type of Reporting Person (See Instructions)

	IA

** Shares are held in discretionary accounts for the benefit of individual clients who may also direct disposition of the shares.


Item 1.
        (a)	Name of Issuer: Eagle Growth & Income Opportunities Fund

        (b) Address of Issuer's Principal Executive Offices:

            100 Wall Street, 11th Floor
            New York, NY 10005

Item 2.
        (a)	Name of Person Filing: Raymond James & Associates, Inc.

        (b)	Address of Principal Business Office or, if None, Residence:

        	880 Carillon Parkway
        	St. Petersburg, FL  33716

        (c)	Citizenship: Florida

        (d)	Title and Class of Securities: Common Shares

        (e)	CUSIP No.:	26958J105

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        (a)	[x]	Broker or dealer registered under Section 15 of the Act;

        (b)	[_]	Bank as defined in Section 3(a)(6) of the Act;

        (c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;

        (d)	[_]	Investment company registered under Section 8 of the
                	Investment Company Act of 1940 (15 U.S.C. 80a-8).

        (e)	[x]	An investment adviser in accordance with Rule 13d-
                	1(b)(1)(ii)(E);

        (f)	[_]	An employee benefit plan or endowment fund in accordance
                	with Section 240.13d-1(b)(1)(ii)(F);

        (g)	[_]	A parent holding company or control person in accordance
			with Rule 13d-1(b)(1)(ii)(G);

        (h)	[_]	A savings associations as defined in Section 3(b) of the
			Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i)	[_]	A church plan that is excluded from the definition of an
			investment company under section 3(c)(14) of the Investment Company Act of 1940;

        (j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-
			1(b)(1)(ii)(J);

        (k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).
			If filing as a non-U.S. institution in accordance with
			Rule 240.13d-1(b)(1)(ii)(J),	please specify the type of
			institution: ____

Item 4. Ownership

         (a)	Amount Beneficially Owned: 1,441,412

         (b)	Percent of Class: 22.61%

         (c)	Number of shares as to which such person has:

                 (i)	Sole power to vote or to direct the vote:  0

                 (ii) 	Shared power to vote or to direct the vote: 0

                 (iii) Sole power to dispose or to direct the
                       disposition of: 1,441,412**

                 (iv) 	Shared power to dispose or to direct the
                       disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the
beneficial owner of more than five percent of the class of
securities, check the following [    ].

Item 6. Ownership of more than Five Percent on Behalf of Another
Person.

Not applicable.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8. Identification and classification of members of the group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

** Shares are held in discretionary accounts for the benefit of individual clients who may also direct disposition of the shares.




SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  3/01/2019

/s/ Chris Thurston
Name: Chris Thurston
Title: Vice President


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).